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Carson Thompson
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FROM:               Bob Bourland [bourland@1stlegal.com]
SENT:               Wednesday, January 17, 2001 1:26 PM
TO:                 'crt@pawnmart.com'
SUBJECT:            Board Resignation


To:      Carson Thompson

Fr:      Robert Bourland

Due to the circumstances surrounding PawnMart as discussed in our last board meeting of Friday, January 12, 2001, I have decided that it is at the best interest of the shareholders for me to resign from the PawnMart board effective January 17, 2001.

I have appreciated the opportunity to serve on the PawnMart board and I wish you and all members of the PawnMart team the very best.

Sincerely,

Robert Bourland
CEO
Virtual Information Technologies
bourland@lstlegal.com
www.lstlegal.com